State of Delaware Secretary of State Division of Corporations Delivered 01:42 PM 01/20/2011 FILED 01:42 PM 01/20/2011 SRV 110062011 - 4929653 FILE

STATE of DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE of FORMATION

FIRST:    The name of the limited liability company is FEG Absolute Access TEI Fund LLC.

SECOND:    The address of its registered office in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, in the City of Wilmington. Zip code 19801. The name of its Registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 20th day of January, 2011.

By:
Authorized Person

Name:	Suzanne Espinosa